Exhibit 2.4

Alexandre Chnaiderman
5272 Robert J Mathews Pkwy
El Dorado Hills, CA 95762

April 8, 2019

Brig Taylor, CEO

SlideBelts Inc.

5272 Robert J Mathews Pkwy

El Dorado Hills, CA 95762

Re:	Investment in Class C Common Stock

Dear Brig:

This will confirm my agreement to purchase a total of 12,871,000 shares of the Class C Common Stock (the “Shares”) of SlideBelts Inc. (the “Corporation”) for $1,100,000, in accordance with the Schedule attached.

The Corporation and I hereby agree as follows:

1)      The rights, preferences and limitations of the Shares shall be as set forth in the attached Certificate of Amendment of Certificate of Incorporation.

2)      I am purchasing the Shares for investment purposes only and not with a view toward resale or distribution.

3)      I am purchasing the Shares on my own behalf, not on behalf of any other person.

4)      For as long as I own at least half the Shares, my consent shall be required for (i) any material changes to the Corporation’s marketing or advertising plans, (ii) any indebtedness to be incurred by the Corporation other than to vendors in the ordinary course of business, (iii) any new hires, other than replacements, (iv) any purchases by the Corporation in excess of $150,000, (v) any plans to develop new products, (vi) the adoption of budgets, and (vii) any material changes to a budget that has already been adopted. I will review and respond promptly to any proposals made by the Corporation with regard to these matters, and the absence of a response within five business days shall be deemed approval by me of any requested action or decision.

5)      The Corporation will reimburse the cost of transportation and lodging for a visit to the office of the Corporation sometime within the next six months.

6)      The Corporation, or person designated by the Corporation, may purchase all or any part of the Shares at any time on or before March 31, 2024 for $0.1194 per share, representing 140% of the purchase price.

7)      I may not transfer any of the Shares without the consent of the Corporation, which shall not be unreasonably withheld. However, the rights described in paragraph 4 may not be transferred.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts between residents of that State and executed in and to be performed entirely within that State, and without giving effect to such State’s conflicts of law provisions. Each party hereto irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the State of Delaware, County of New Castle. Each of the parties expressly and irrevocably agrees to waive any right her or it may have to a jury trial.

Very truly yours,

/s/ Alexandre Chnaiderman
Alexandre Chnaiderman

AGREED TO AND ACCEPTED BY:

SLIDEBELTS INC.

By	/s/ Brig Taylor
Brig Taylor, CEO

PURCHASE SCHEDULE
of Class C Common Stock of SlideBelts Inc.

On or Before	Payment	Shares Issued
Date

TOTAL	$1,100,000	12,871,000